SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Demand Growth of 26.5%
and Load Factor of 63.2%

Positive economic scenario and increase in aircraft productivity are the main highlights for April

São Paulo, April 7, 2010 – A GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, recorded its highest April demand figures in the domestic market since it began operations in 2001.

Demand

In April 2010, demand on GOL’s total and domestic route network increased by 26.5% and 29.6%, respectively, fueled by the improved economic scenario in Brazil and Latin America and the Company’s competitive advantages in the business segment, especially its higher flight frequency between Brazil’s main airports, particularly during business hours. The rapid development of the SMILES program and exemplary quality indices (punctuality, regularity and client service), also helped GOL become the traveler’s airline of choice.

In comparison with the previous month, domestic and international demand fell by 6.1% and 5.2% respectively, due to seasonality and the smaller number of calendar days (31 days in March, versus 30 in April).

Demand on GOL’s internatinal route network grew by 5.6% year-over-year, mainly reflecting the recovery of economic activity in South America, on flights to Argentina and Chile, and high demand on the Caribbean routes.

Operating Data	April 2010*	April 2009*	Var.%(YoY)	March 2010*	Var.%(MoM)
Total System
ASK (mm) (1)	3,627.1	3,088.6	17.4%	3,767.7	-3.7%
RPK (mm) (2)	2,291.5	1,811,6	26.5%	2,437.6	-6.0%
Load Factor (3)	63,2%	58,7%	+4,5pp	64.7%	-1.5pp
Domestic Market
ASK (mm) (1)	3,211.7	2,627.7	22.2%	3,347.0	-4.0%
RPK (mm) (2)	2,044.6	1,577.8	29.6%	2,177.0	-6.1%
Load Factor (3)	63.7%	60.0%	+3.7pp	65.0%	-1.3pp
International Market
ASK (mm) (1)	415.4	460.9	-9.9%	420.7	-1.3%
RPK (mm) (2)	246.9	233.8	5.6%	260.6	-5.2%
Load Factor (3)	59.4%	50.7%	+8.7pp	61.9%	-2.5pp

( * ) April 2010 - preliminary figures; April 2009 and March 2010 figures from the National Civil Aviation Agency (Anac).

Capacity

In this context of demand growth, with its disciplined strategy of capacity growth, capacity moved up by 17.4% over April 2009, in line with the upturn in demand, and fell by 3.7% over March 2010, given the smaller number of business days.

Load Factor and Yield

As a result, the Company’s load factor increased by 4.5 p.p. over April 2009 to 63.2% (63.7% on the domestic market and 59.4% on the international market), and recorded a 1.50 p.p. decline over the previous month.

Yields maintained their upward trajectory, averaging slightly above 20 cents (R$), despite the seasonally weaker period. As a result, current yield levels are in line with the Company’s financial perspective.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.
(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.
(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 11 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira – Vice-President/CFO
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter :www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone: +1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 07, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a